Exhibit 99.1

MOL Global, Inc.

Code of Business Conduct and Ethics

This Code of Business Conduct and Ethics (this “Code”) sets forth the minimum legal and ethical standards of conduct for directors, officers and employees of MOL Global, Inc., and, its direct and indirect subsidiaries (“MOL Global”). This Code is intended to deter wrongdoing and to promote the conduct of all MOL Global business in accordance with high standards of honesty and integrity and in compliance with all applicable laws and regulations. This Code applies to MOL Global and all of its subsidiaries and other business entities controlled by it wherever they may be located.

If you have any questions regarding this Code or its application to you in any situation, you should contact your supervisor or MOL Global’s Compliance Officer, Ganesh Kumar Bangah, by phone at +603 2082 1255 or by email at ganesh@mol.com, or Craig White, by phone at +669 4498 4021 or by email at craig@mol.com.

Core Standards

Because the success of MOL Global depends upon the actions of many persons, it is important that each employee understands the following standards of conduct for which he or she will be held accountable:

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To protect MOL Global’s assets, and those assets of others entrusted to MOL Global, including physical properties and proprietary, sensitive or confidential information against loss, theft and misuse and to account properly therefore.

¡	To handle all information accurately, honestly and properly.

¡	To refrain from giving, accepting or requesting improper gifts or favors.

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To perform assigned tasks in a responsible, reliable and cooperative manner with a commitment to high levels of productivity and quality, and to refrain from knowingly making false or improper entries on any documents.

¡	To respect the privacy and dignity of individual employees of MOL Global and its subsidiaries.

¡	To create a work environment free of any form of harassment.

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To represent MOL Global in a manner which is law abiding and sensitive to the needs and justifiable expectations of our customers, our shareholders, our fellow employees, and local, national and international communities and governments.

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To comply with all laws of any jurisdiction governing the business of MOL Global including those relating to equal employment and opportunity, fair competition, insider trading in securities, the environment and dealings with government representatives.

Conduct not meeting these core standards cannot and will not be accepted. These core standards, as well as others, are detailed below.

Honest and Ethical Conduct and Fair Dealing

Employees, officers and directors should endeavor to deal honestly, ethically and fairly with MOL Global’s business partners, competitors and employees, irrespective of their age, disability, gender, nationality, ethnic background, race, religion or sexual affiliation and other factors not relevant to the interests of MOL Global.

You must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Compliance with Laws, Rules and Regulations

MOL Global requires that all employees, officers and directors comply with all laws, rules and regulations applicable to MOL Global wherever it does business. You are expected to use good judgment and common sense in seeking to comply with all applicable laws, rules and regulations and to ask for advice from managers and other appropriate personnel when you are uncertain about them.

If you become aware of the violation of any law, rule or regulation by MOL Global, whether by its officers, employees, directors, or any third party doing business on behalf of MOL Global, it is your responsibility to promptly report the matter to your supervisor or the Compliance Officer. Nothing in this Code should discourage you from reporting any illegal activity, including any violation of the U.S. securities laws U.S. antitrust laws, or any other U.S. federal or state or other foreign law, rule or regulation, to the appropriate regulatory authority. Employees, officers and directors shall not discharge, demote, suspend, threaten, harass or in any other manner discriminate or retaliate against an employee because he or she reports any such violation. This Code should not be construed to prohibit you from testifying, participating or otherwise assisting in any administrative, judicial or legislative proceeding or investigation.

Conflicts of Interest

Employees, officers and directors must act in MOL Global’s best interests. You should, where possible, refrain from engaging in any activity or having a personal interest that presents a “conflict of interest.” A conflict of interest occurs when your personal interest interferes, or appears to interfere, with the interests of MOL Global. A conflict of interest can arise whenever you, as an officer, director or employee, take action or have an interest that prevents you from performing your duties for MOL Global and responsibilities honestly, objectively and effectively. A conflict of interest may also arise when a MOL Global director or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position at MOL Global. Examples of when a conflict situation can arise include:

¡	Doing business with family or friends, within MOL Global or through its clients or other business partners;

¡	Receiving or giving personal benefits such as gifts or entertainment from a potential or existing client or business partner of MOL Global;

¡	Working for a competitor, client or other business partner while working at MOL Global; or

¡	Having a significant financial interest such as an investment in a competitor, client or business partner of MOL Global.

MOL Global is prohibited under the Sarbanes-Oxley Act of 2002 from extending or arranging credit in the form of a personal loan to directors and executive officers, subject to certain limited exceptions.

In addition, all directors, officers, and employees owe a duty to MOL Global and to advance its legitimate interests when the opportunity so arises. MOL Global’s directors and employees are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the board of directors of MOL Global. No MOL Global director or employee may use corporate property, information or position for personal gain, nor compete with MOL Global directly or indirectly.

It is your responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest to the Compliance Officer.

Insider Trading

Employees, officers and directors who have material non-public information about the MOL Global or other companies, including our business partners, as a result of their relationship with MOL Global are prohibited by law and MOL Global policy from trading in securities of MOL Global or such other companies, as well as from communicating such information to others who might trade on the basis of that information. To help ensure that you do not engage in prohibited insider trading and avoid even the appearance of an improper transaction, MOL Global has adopted an Insider Trading Policy, a copy of which has been delivered to all directors, officers and employees.

If you are uncertain about the constraints on your purchase or sale of any MOL Global securities or the securities of any other company that you are familiar with by virtue of your relationship with MOL Global, you should consult with the Compliance Officer before making any such purchase or sale.

Confidentiality

Employees, officers and directors must maintain the confidentiality of confidential information entrusted to them by MOL Global or other companies, including our business partners, except when disclosure is authorized by a supervisor or legally mandated. Unauthorized disclosure of any confidential information is prohibited. Additionally, employees should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to MOL Global or another company, is not communicated within MOL Global except to employees who have a need to know such information to perform their responsibilities for MOL Global.

Third parties may ask you for information concerning MOL Global. Subject to the exceptions noted in the preceding paragraph, employees, officers and directors (other than MOL Global’s authorized spokespersons) must not discuss internal MOL Global matters with, or disseminate internal MOL Global information to, anyone outside MOL Global, except as required in the performance of their duties for MOL Global and after an appropriate confidentiality agreement is in place. This prohibition applies particularly to inquiries concerning MOL Global from the media, market professionals (such as securities analysts, institutional investors, investment advisers, brokers and dealers) and security holders. All responses to inquiries on behalf of MOL Global must be made only by MOL Global’s authorized spokespersons. If you receive any inquiries of this nature, you must decline to comment and refer the inquirer to your supervisor or one of MOL Global’s authorized spokespersons. MOL Global’s policies with respect to public disclosure of internal matters are described more fully in MOL Global’s Information Disclosure Policy, a copy of which has been delivered to all directors, officers and employees.

Data Privacy

Non-public, personally identifiable information is a significant asset to MOL Global, and any breach of privacy of such information could cause significant damage to MOL Global, its business and its reputation. As a result, non-public, personally identifiable information of MOL Global’s employees, business partners and customers shall be maintained and used in a manner in accordance with MOL Global policy and applicable law.

Protection and Proper Use of Corporate Assets

Employees, officers and directors should seek to protect MOL Global’s assets. Theft, carelessness and waste have a direct impact on MOL Global’s financial performance. Employees, officers and directors must use MOL Global’s assets and services solely for legitimate business purposes of MOL Global and not for any personal benefit or the personal benefit of anyone else.

Employees, officers and directors must advance MOL Global’s legitimate interests when the opportunity to do so arises. You must not take for yourself personal opportunities that are discovered through your position with MOL Global or the use of property or information of MOL Global.

Gifts and Gratuities

The use of MOL Global funds or assets for gifts, gratuities or other favors to employees or government officials is prohibited, except to the extent such gifts are in compliance with applicable law, insignificant in amount and not given in consideration or expectation of any action by the recipient. In no circumstance shall any employee, officer or director use MOL Global funds to give a cash gift.

Employees, officers and directors must not accept, or permit any member of his or her immediate family to accept, any gifts, gratuities or other favors from any person doing or seeking to do business with MOL Global, other than items of insignificant value. Any gifts that are not of insignificant value should be returned immediately and reported to your supervisor. If immediate return is not practical, they should be given to MOL Global for charitable disposition or such other disposition as MOL Global, in its sole discretion, believes appropriate.

Common sense and moderation should prevail in business entertainment engaged in on behalf of MOL Global. Employees, officers and directors should provide, or accept, business entertainment to or from anyone doing business with MOL Global only if the entertainment is infrequent, modest and intended to serve legitimate business goals.

Bribes and Kickbacks

The U.S. Foreign Corrupt Practices Act (FCPA) and similar laws in other countries that apply to Visa prohibit promising, authorizing or giving anything of value, directly or indirectly, to a non-U.S. government official to influence the misuse of the official’s position or secure an improper advantage in an effort to win or retain business. A non-U.S. government official is defined broadly and can be any official or employee of any non-U.S. government department, agency or state-owned company; officers or employees of public international organizations (such as the United Nations); any non-U.S. party officials or political candidates. Also, international anti-corruption laws, such as the UK Bribery Act, make it a crime to offer or pay bribes or kickbacks to private parties as well as government officials.

It is strictly prohibited to make illegal payments or offers to private parties or government officials of any country, or to make payments to third parties where there is a likelihood that the third party will use any of the funds to make a prohibited payment. Visa cannot do or attempt to do, through a third party intermediary, any act that Visa itself is not permitted to do. MOL Global and its employees can be held liable under international anti-corruption laws for the actions of subcontractors, partners, agents, consultants and others acting on behalf of MOL Global. Making a facilitation payment to a non-U.S. government official to perform a non-discretionary function that is part of his or her assigned duties is prohibited under the laws of the countries in which we operate and so such payments are not permitted.

Since you may be liable under the FCPA even without actual knowledge that a payment may be improperly used, it is important to watch out for ‘‘red flags’’ which suggest that a violation may be about to occur. Potential red flags include the following:

¡	reputation of the business partner who is to receive a payment;

¡	known relationships between the business partner and government officials;

¡	payments in cash, to offshore accounts, or through third parties;

¡	hiring a representative or agent with no expertise or experience in the area in which it will represent MOL Global;

¡	refusal to provide written assurances against improper payments;

¡	unusually high commissions; or

¡	other facts that may appear suspicious.

You should always check with MOL Global’s Compliance Officer before making any payments or providing any type of gift or “perk” in a situation where you notice any “red flags.”

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery of a gift, favor or other gratuity to an official or employee of the U.S. government in violation of these rules would not only violate MOL Global policy but could also be a criminal offense. State and local governments, as well as non-U.S. governments, may have similar rules.

Anti-Money Laundering and Anti-Terrorist Financing

MOL Global is committed to conducting business only with reputable customers and third parties engaged in legitimate business activities with funds derived from legitimate sources. MOL Global has obligations under a variety of anti-money laundering laws in many countries, including, in the United States, the Bank Secrecy Act and the USA PATRIOT Act, and takes seriously its obligations to join with governments, international organizations, and other members of the financial services industry to help close off the channels of money laundering.

Money laundering is knowingly engaging in a financial transaction with the proceeds of criminal activity in order to “clean” the money and make it appear as if it came from a legitimate source. Terrorist financing is knowingly providing material support, such as monetary instruments, financial securities or financial services, to individuals associated with a designated terrorist organization, regardless of the legitimacy of the funds.

MOL Global will comply with all applicable anti-money laundering laws and will never knowingly facilitate, support, tolerate or condone any form of money laundering. Furthermore, MOL Global will make reasonable efforts to become familiar with its customers and clients to decrease the possibility that it will be unwittingly used to assist in money laundering. “Willful ignorance” of money laundering will not be tolerated.

If you observe any transaction that raises suspicions, you must report it to your supervisor or the Compliance Officer.

Prohibition of Fraudulent Conduct and Misappropriation

It is MOL Global’s intent to promote and provide guidelines for consistent, legal and ethical behavior. Every employee is responsible for the prevention, detection and reporting of fraud, misappropriations and other inappropriate conduct. Broadly, fraud is defined as deceit or breach of confidence perpetrated for profit or to gain some unfair or dishonest advantage. All employees, officers and directors are prohibited from engaging in fraudulent activity, including, without limitation, the intentional false representation, alteration or concealment of facts or information; misappropriation or improper handling or reporting of funds, securities, financial transactions or other assets; or destruction, removal or inappropriate use of records, equipment or other assets.

If there is any question as to whether an action constitutes fraud, contact your supervisor or MOL Global’s Compliance Officer for guidance. Any employee who discovers or suspects fraudulent activity is obligated to report it immediately to MOL Global’s Compliance Officer.

Antitrust and Competition Laws

It is MOL Global’s policy to comply with the antitrust and competition laws in each country in which it does business. No MOL Global employee shall engage in anti-competitive conduct in violation of any such antitrust or competition law.

Accuracy of Books and Records and Public Reports

All MOL Global books, records and accounts shall be maintained in accordance with all applicable regulations and standards and accurately reflect the true nature of the transactions they record. The financial statements of MOL Global shall conform to the international financial reporting standards and MOL Global’s accounting policies. No undisclosed or unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in MOL Global’s books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation.

MOL Global’s shareholders and the investment community as a whole depend upon and trust the accuracy and completeness of the filings that MOL Global makes with the U.S. Securities and Exchange Commission (“SEC”) and the other public announcements by MOL Global regarding its financial performance. This dependence and trust necessitate special care by MOL Global’s financial and accounting staff in connection with their preparation and filing of SEC reports and financial statements that they contain and the other public announcements that they make. It is MOL Global’s policy to file timely, accurate and complete reports with the SEC and promptly to correct any misstatement it makes as soon as practicable upon confirming that a misstatement in fact occurred and that the misstatement is material

Dealings with Independent Auditors

No employee, officer or director shall, directly or indirectly, make or cause to be made a materially false or misleading statement to an accountant in connection with (or omit to state, or cause another person to omit to state, any material fact necessary in order to make statements made, in light of the circumstances under which such statements were made, not misleading, to an accountant in connection with) any audit, review or examination of MOL Global’s financial statements or the preparation or filing of any document or report with the SEC. No employee, officer or director shall, directly or indirectly, take any action to coerce, manipulate, mislead or fraudulently influence any independent public or certified public accountant engaged in the performance of an audit or review of MOL Global’s financial statements.

Proper Use of Information Technology Resources and Social Media

All directors, officers and employees must use MOL Global’s information technology and social media platforms responsibly and in a manner consistent with the Code and all other MOL Global guidelines. MOL Global’s information technology includes all current and future equipment, software and services that gather, store, communicate and process data that is owned, leased or provided by MOL Global. MOL Global’s social media platforms includes websites, blogs and other online profiles maintained by MOL Global.

MOL Global’s information technology and social media should be used in a respectful, professional manner for MOL Global business purposes except for limited and appropriate personal purposes. In addition, the following uses are prohibited:

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Harassing, discriminating, offensive, defamatory, fraudulent or threatening messages, including those that offensively address race, religion, national origin, ethnicity, color, sex, gender identity, age, citizenship, veteran status, marital status, disability or any other characteristic protected by law.

¡	Unauthorized distribution of MOL Global confidential or trade secret information or unauthorized discussions of MOL Global’s business or internal processes on any external site.

¡	Causing or permitting security breaches or disruptions of network communication, and/or improperly revealing your user ID or password to others or allowing others to use your user ID or password.

Except as limited by applicable laws, MOL Global reserves the right to monitor, access and review all MOL Global information technology and social media platforms in appropriate circumstances at MOL Global’s discretion and pursuant to applicable laws. MOL Global’s right to monitor, access and review all information technology and social media platforms extends to business as well as personal information created, stored or transmitted using MOL Global information technology, and also includes social media sites visited via MOL Global information technology. Employees should have no expectation of privacy with respect to such business or personal information.

MOL Global reserves the right to restrict or terminate any user’s access to or use of MOL Global’s information technology at any time, for any reason, with or without advance notice, except where prohibited by law.

Equal Opportunity Employer

MOL Global is an equal opportunity employer and has a positive commitment to the promotion of a policy of equal opportunity for all current and prospective employees. It is MOL Global’s policy to ensure that no job applicant or employee is discriminated against on the grounds of sex (including being a transsexual), sexual orientation, age, marital status, race, color, nationality, ethnic or racial or mental or physical disability in recruitment, training, promotion or any other matter relating to employment. All employees involved in the employment and management of staff will be responsible for ensuring that the policy is fairly and consistently applied within their areas of responsibility.

Compliance with Policy Against Sexual and Racial Harassment

MOL Global is committed to and supports the rights of all employees to work and function in an environment free of all forms of discrimination, such as sexual or racial harassment, bullying and intimidation. Sexual and racial harassment in any form is unacceptable, quite apart from the fact that it may constitute a breach of law. It is also improper and inappropriate behavior which is disruptive, lowers morale and interferes with work effectiveness. MOL Global will not tolerate such conduct. All employees will be expected to comply with this policy and take appropriate measures to ensure that such conduct does not occur. Disciplinary action, which may include dismissal for proven serious offences, will be taken against any employee who contravenes this policy.

Waivers of this Code of Business Conduct and Ethics

While some of the policies contained in this Code must be strictly adhered to and no exceptions can be allowed, in other cases exceptions may be possible. Any employee or officer who believes that an exception to any of these policies is appropriate in his or her case should first contact his or her immediate supervisor. If the supervisor agrees that an exception is appropriate, the approval of Corporate Counsel must be obtained. Corporate Counsel shall be responsible for maintaining a record of all requests for exceptions to any of these policies and the disposition of such requests.

Any senior officer or director who seeks an exception to any of these policies should contact the board of directors of MOL Global. Any waiver of this Code for executive officers or directors or any change to this Code that applies to executive officers or directors may be made only by the board of directors of MOL Global.

Disciplinary Actions

Every employee, officer and director has the responsibility to ask questions, seek guidance, report suspected violations and express concerns regarding compliance with this Code. MOL Global’s policy is “zero tolerance” for any conduct that violates the Code. This means that when an occurrence of a violation has been verified, appropriate action commensurate with the nature and pervasiveness of the violation will be taken. As such, MOL Global intends to prevent the occurrence of conduct not in compliance with the Code and to halt any such conduct that may occur as soon as reasonably possible after its discovery. MOL Global personnel who violate the Code may be subject to disciplinary actions, including, but not limited to, reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, discharge and restitution. Certain violations of this Code may require MOL Global to refer the matter to the appropriate governmental or regulatory authorities for investigation or prosecution. Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge.

Raising Concerns

Any employee, officer or director who knows or believes that any other employee or representative of MOL Global has engaged or is engaging in MOL Global-related conduct that violates applicable law or this Code has an obligation to promptly report the violation. In particular, any employee, officer or director may communicate any concerns or complaints relating to accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices including, without limitation, the following:

¡	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of MOL Global;

¡	fraud or deliberate error in the recording and maintaining of financial records of MOL Global;

¡	deficiencies in or noncompliance with MOL Global’s internal controls over financial reporting;

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misrepresentation or false statement to or by a senior officer, accountant or external auditor regarding a matter contained in the financial records, financial reports or audit reports of MOL Global; or

¡	deviation from full and fair reporting of MOL Global’s financial condition.

Any person may submit on a confidential or anonymous basis a report without fear of dismissal or retaliation of any kind. Reports may be made orally or in writing and, if preferred, anonymously. Any concerns of MOL Global’s employees, officers or directors may be addressed with:

¡	a manager or supervisor;

¡	the Company’s Chief Executive Officer; or

¡	the Chair of the audit committee (the “Committee Chair”).

MOL Global personnel in doubt regarding the best course of action in a particular situation should not hesitate to speak with a supervisor or manager or other appropriate personnel listed above.

Treatment of Reports

Upon receipt of a report, the Committee Chair will, when possible, acknowledge receipt of the report to the submitter. The report will then be reviewed by such persons as the Committee Chair determines to be appropriate. Confidentiality will be maintained to the fullest extent possible. However, if a complainant fails to identify himself or herself in his or her report and the information provided is insufficient, the Company may not be able to adequately investigate and resolve the complaint. Reports made anonymously should contain sufficient detail and information so that, if necessary, a meaningful investigation can be conducted. Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Committee Chair. When possible and when determined appropriate by the Committee Chair, notice of any corrective action taken will be given to the person who submitted the report.

No Retaliation

Any MOL Global personnel who has been found to have engaged in retaliation against an individual for raising, in good faith, a conduct concern or for participating in the investigation of such a concern may be subject to discipline, up to and including termination of employment or other business relationships. If any individual believes that he or she has been subjected to such retaliation, that person is encouraged to report the situation as soon as possible to one of the people detailed in the “Raising Concerns” section above.